                                                  Filed by i2 Technologies, Inc.
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                to Rule 14a-12 of the Securities
                                                            Exchange Act of 1934

                                                              Subject Companies:
                           i2 Technologies, Inc., Commission File No.: 000-28030
                        Aspect Development, Inc., Commission File No.: 000-20749



               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION

                 GIVEN BY i2 TECHNOLOGIES, INC. ON MAY 25, 2000





                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                                Bill Beecher, CFO

                              The WIRED Index 2000
                                  May 25, 2000


(C)1995-2000 i2 Technologies, Inc.





Dong Business in Internet Time

-  Biggest challenge for companies: change

- "Internet time" business = rapid decision-making to exploit opportunities and mitigate risks

-  Not simply "dot-com"ing current processes

- Use the Internet for competitive advantage: transform to new way of doing business

-  Basic attributes of Internet:

   -  real time information flow (e.g. financial markets)
   -  new medium to transact business (e.g. online marketplaces)


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]

About i2

-  $745M annual revenue run rate & profitable
   -  nearly $1 Bn with Aspect Development
-  $638M cash/securities + positive cash flow
-  800 customers; 1,800+ implementations
-  working on 50+ marketplaces
-  325 sales reps
-  3,400 employees
-  84 products
-  20 countries; 37 offices

    [UNLABELED BAR GRAPH CONTAINING FOUR BARS, EACH INCREASING IN HEIGHT FROM
                                 LEFT TO RIGHT]

                 Mission: $50 billion in customer value by 2005
                   - $7.6 billion confirmed through 1999 audit

(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





i2's Role: Intelligent Solutions for
Every eBusiness Evolution


  [GRAPHIC SHOWING THE EVOLUTION OF INTELLIGENT EBUSINESS FROM FACTORY PLANNING
       TO SUPPLY CHAIN OPTIMIZATION TO EBUSINESS PROCESS OPTIMIZATION TO
                         EMARKETPLACES TO TRADEMATRIX]


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





Intelligent eBusiness: More Than Just
Automating Buy-Sell Transactions


      [BAR GRAPH DEPICTING THE INCREASE IN VALUE FROM WEB SITE PRESENCE TO
       INTELLIGENT EBUSINESS AND CONTAINING THE BELOW-LISTED INFORMATION]


Value $

                                                         INTELLIGENT
WEBSITE       eCOMMERCE             eBUSINESS            eBUSINESS
-------       ---------             ---------            -----------
Presence      On-line Catalog      Buying & Selling      Synchronization &
              Buying & Selling                           optimization of
                                                         end-to-end
                                   Redeployment of       business processes,
                                   current               spanning
                                   business practices    multiple enterprises

(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





Business Historically Focused on
Internal Processes

   [GRAPHIC SHOWING THE FOLLOWING BUSINESSES: PRODUCT DEVELOPMENT/ENGINEERING,
               MANUFACTURING AND MARKETING/SALES/ADMINISTRATION]

(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





Intelligent eBusiness Must Address
Multi-Enterprise Relationships

   [CHART DEPICTING VISUAL PRESENTATIONS OF BUSINESS PROCESSES ACROSS MULTIPLE
     ENTERPRISES - DIRECT MATERIAL SUPPLIERS, INDIRECT MATERIAL SUPPLIERS, LOGISTICS PROVIDERS, DESIGN PARTNERS AND CUSTOMERS ALL INTERACTING WITH
  PRODUCT LIFECYCLE MANAGEMENT, SUPPLY CHAIN MANAGEMENT SERVICE MANAGEMENT AND
   FULFILLMENT WITH "Procurement" SUPERIMPOSED OVER DIRECT MATERIAL SUPPLIERS,
    "Product Lifecycle Management" SUPERIMPOSED OVER HUMAN RESOURCES, "Supply Chain Management" SUPERIMPOSED OVER PRODUCT DEVELOPMENT/ENGINEERING, "Service
   Management" SUPERIMPOSED OVER MARKETING/SALES/ADMINISTRATION, "Fulfillment" SUPERIMPOSED OVER LOGISTICS PROVIDERS, AND "Customer Management" SUPERIMPOSED
                      OVER DESIGN PARTNERS AND CUSTOMERS]

(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





i2's Combined Offerings

   [GRAPHIC SHOWING VARIOUS SERVICES - THE i2 LOGO AND THE ASPECT DEVELOPMENT
    LOGO ARE LOCATED ABOVE "design" AND "source," THE IBM LOGO, i2 LOGO, AND ARIBA LOGO ARE LOCATED BELOW "buy," AND THE i2 LOGO IS LOCATED ABOVE "make,"
               "move," "store," "sell" and "customer management"]

B2B Content                                    [aspect LOGO supplybase.inc LOGO]

Physical Execution                                          [freightMatrix LOGO]

        Mfg/Dist      move     preferred    financial     measured
        Execution   products   services     settlement     success


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





Sun Microsystems
150 link B2B Supply Chain

[GRAPHIC DEPICTING LINK FROM "Contract System Manufacturers" AND "Celestica, the Contract Board of Manufacturing" TO "Texas Instruments & Other Fab Suppliers" AND "Other Suppliers" TO hightechMatric LOGO and i2 LOGO TO "Customers" WITH THE SUN MICROSYSTEMS LOGO ALSO LINKED TO THE hightechmatrix LOGO AND i2 LOGO]

                                                      - Live Implementation
                                                      - Managed by i2
                                                      - Hosted as Exodus
                                                        Communications
                                                      - Delivered to Sun as a
                                                        service


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





i2 Supply Chain Mgmt = B2B w/intelligence

[GRAPHIC SHOWING ICONS REPRESENTATIVE OF EACH ENTITY LISTED BELOW]

B2B Supply Chain

                   --- Seagate       ---          --- Tech Data

Texas              --- Solectron     ---   IBM
Instruments
                   --- SCI           ---                        --- Customers

                   --- Celestica     ---

Motorola           --- Avnet         ---   Dell   --- Microage

                   --- Quantum       ---

One Dimensional
B2B Marketplace

[GRAPHIC SHOWING A MARKET RELATIONSHIP BETWEEN THE FOLLOWING ENTITIES:
Solectron, Celestica, Dell, Tech Data, Quantum, Motorola, Seagate and IBM]


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





Selected i2 Customers

  [GRAPHIC DISPLAYING THE LOGOS OF BRISTOL-MYERS SQUIBB COMPANY, DELL, TOSHIBA,
   GE, 3M, HEWLETT PACKARD, JOHNSON&JOHNSON, SHERWIN-WILLIAMS, USS, DOLE IBM, OXY, CORNING, NORTEL NETWORKS, LIPTON, FORD, MERCK, TEXAS INSTRUMENTS, SUN
  MICROSYSTEMS, WHIRLPOOL, SONY, ALLIANT EXCHANGE, THOMSON MULTIMEDIA, GM, THE
    HOME DEPOT, WARNACO, BOEING, FUJITSU, MITSUBISHI, TIMEX, BRITISH STEEL,
                          NABISCO AND VF-CORPORATION]

(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]





Why i2?

- i2 is uniquely positioned with mature and broad solutions for business at Internet speed:
   -  B2B roots in multi-enterprise SCM applications
   -  Today's most comprehensive solutions for B2B
   -  Leading vision for intelligent eBusiness
   -  Proven record of execution and value generation
   -  Historic opportunity


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]




                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                                Bill Beecher, CFO

                              The WIRED Index 2000
                                  May 25, 2000

(c) 1995-2000 i2 Technologies, Inc

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves i2 Technologies, Inc.'s ("i2") expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about i2's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to i2 as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the completion of the contemplated Aspect merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all, and if completed, the successful integration of Aspect Development, Inc. ("Aspect"), competition, the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2 and Aspect, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission ("SEC").

Additional Information and Where to Find It: i2 has filed a Registration Statement on Form S-4 in connection with the merger, and i2 and Aspect have mailed a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about i2, Aspect, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in i2 and Aspect can be found in the annual, quarterly and special reports, proxy statements and other information filed by i2 and Aspect with the SEC. Investors and security holders are able to obtain free copies of these documents through the website maintained by the SEC at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from i2 by directing a request by mail to i2 Technologies, Inc., Investor Relations, One i2 Place, 11701 Luna Road, Dallas, Texas 75234, telephone: (469) 357-1000, and from Aspect through the Investor Relations portion of Aspect's website at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: (650) 428-2700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

i2, each of its directors, executive officers and certain other members of management and employees may be soliciting proxies from i2 stockholders in favor of the issuance of shares of i2 common stock in the merger. The names of such persons who may solicit proxies are set forth in i2's Form 8-K as filed on March 14, 2000, as amended, and i2's Forms 425 as filed on May 8, 2000 and May 25, 2000. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about i2, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in i2 can be found in the annual, quarterly and special reports, proxy statements and other information filed by i2 with the SEC.

Aspect, each of its directors, executive officers and certain other members of management and employees may be soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The names of such persons who may solicit proxies are set forth in Aspect's Form 425 as filed on April 7, 2000. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Aspect, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in Aspect can be found in the annual, quarterly and special reports, proxy statements and other information filed by Aspect with the SEC.